Filed Pursuant to Rule 253(g)(2)
File No. 024-12108

FUNDRISE GROWTH EREIT II, LLC

SUPPLEMENT NO. 25 DATED APRIL 22, 2024
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 4, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

L37 Controlled Subsidiary – Nashville, TN

On September 1, 2022, in connection with our merger with Fundrise Growth eREIT VI, LLC, we acquired ownership of a “wholly-owned subsidiary”, NP 79, LLC (the “L37 Controlled Subsidiary”). Details of the merger can be found here.

The L37 Controlled Subsidiary had acquired on September 24, 2020 one multifamily property containing 52 units and totaling approximately 65,000 rentable square feet located in Nashville, TN (the “L37 Property”) for a purchase price of approximately $10,820,000. Details of the acquisition can be found here.

On April 16, 2024, the L37 Controlled Subsidiary sold the L37 Property.